02052066

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2002

P.E.
8/1/02

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F___✓___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___✓___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

DOCUMENTS FURNISHED HEREUNDER:

1. Second Quarter fiscal 2002 Financial Statements of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

August 29, 2002

By: ______________________

Roberto Geremia
Senior Vice-President Finance and
Chief Financial Officer

c2956
r f BC-Boardwalk-2nd-Quarter 08-15 4050
News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Boardwalk Reports Record Operating Results for Second Quarter of 2002
36% Increase in FFO Per Share From Rental Operations in Second Quarter

FFO Guidance For 2002 Increased Due To Strong First Half Results and Expectations for the Balance of the Year

CALGARY, Aug. 15 /CNW/ - Boardwalk Equities Inc. ("BEI" - TSX, NYSE) is pleased to report strong financial results for the second quarter of 2002, which exceeded consensus estimates.

For the second quarter ended June 30, 2002, the Company reported Total Revenues of $67.1 million and Funds From Operations ("FFO"), a key performance measurement for real estate companies, of $18.0 million, and FFO excluding gains of $17.0 million. FFO per share for the second quarter was $0.36 on a diluted basis, and FFO excluding gains per share was $0.34.

Funds From Operations ("FFO") is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Income taxes and Amortization. The amount is currently referenced on Boardwalk's Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company's second quarter 2002 financial results include:

- Rental revenues of $59.6 million, an increase of 18.3% compared to $50.3 million for the three-month period ended June 30, 2001.
- Net operating income of $41.5 million, representing a 21.7% increase from $34.1 million in the same period last year.
- Funds From Operations (FFO) of $18.0 million, an increase of 43.9% compared to $12.5 million for the three-month period ended June 30, 2001. FFO excluding gains of $17.0 million, an increase of 36.2% compared to $12.5 million for the three-month period ended June 30, 2001.
- FFO per share of $0.36 on a diluted basis, compared to $0.25 for the three-month period ended June 30, 2001. FFO per share from rental operations, which excludes gains, was $0.34 on a diluted basis, up 36.0% compared to $0.25 for the three-month period ended June 30, 2001.

Highlights of the Company's financial results for the first six months of 2002 include:

- Rental revenues of $114.3 million, an increase of 14.0% compared to $100.3 million for the six-month period ended June 30, 2001.
- Net operating income of $78.2 million, representing a 17.6% increase from $66.5 million in the same period last year.
- Funds From Operations (FFO) of $32.3 million, an increase of 4.0% compared to $31.0 million for the six-month period ended June 30, 2001. FFO excluding gains of $31.3 million, an increase of 33.0% compared to $23.5 million for the six-month period ended June 30, 2001.
- FFO per share of $0.65 on a diluted basis, compared to $0.62 for the six-month period ended June 30, 2001. FFO per share from rental operations, which excludes gains, was $0.63 on a diluted basis, up 34.0% compared to $0.47 for the six-month period ended June 30, 2001.

Commenting on the Company's second quarter results, Sam Kolias, President and C.E.O., said "We are very pleased to report continued strong results from our rental operations which has enabled the Company to report record financial results. The fundamentals for the multi-family rental sector in Canada continue to be attractive with very limited new supply and low vacancy rates. Boardwalk is concentrated in strong markets which has enabled us to deliver solid internal growth from our portfolio. In addition, we are very pleased with the performance to date of our Nuns' Island portfolio acquisition in Montreal which closed during the second quarter. This acquisition, which was the largest acquisition in the Company's history, has performed very well to date and resulted in the Company being able to deliver strong external growth as well."

The average vacancy rate across the Company's portfolio for the second quarter of 2002 was 5.9%, down slightly from 6.2% in the second quarter of last year. Excluding the recent Montreal acquisition, which had an average 0.2% vacancy in the two months that the Company owned the portfolio in the second quarter, the average vacancy rate across the Company's portfolio for the second quarter of 2002 was 6.4%, up slightly from 6.2% in the same period last year.

The Company's overall average vacancy rate as of July 2002 had fallen to 5.0% compared to 6.0% in July of 2001.

The average monthly rent realized in the second quarter of 2002 was $712 per unit, up $49, or 7.4% from $663 per unit for the same period last year. Management estimates that market rents for its properties at the end of June, 2002 averaged $769 per unit per month which compares to an average in-place rent per occupied unit of $744 for the six months ended June 30, 2002.

The Company's reported FFO excluding gains of $0.34 per share in the second quarter of 2002 exceeded analyst expectations which ranged from $0.29 to $0.32.

Same-Property Results

Boardwalk continued to show strong performance in its stabilized properties (defined as properties owned for over 24 months). The "same-property" results for the Company's stabilized portfolio for the three month period ended June 30, 2002 showed rental growth of 6.1% and NOI growth of 9.2% compared to the same period last year. For the six month period ended June 30, 2002, the stabilized property portfolio had rental growth of 6.9% and NOI growth of 8.6% compared to the same period last year. A total of 24,216 units, representing approximately 84% of Boardwalk's total portfolio, were classified as stabilized as at June 30, 2002.

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Same-Property Results - Stabilized Portfolio
Three Months Ended June 30, 2002 vs. Three Months Ended June 30, 2001

	Rental Revenues	Rental Operating Expenses	NOI	% of Total NOI (Stabilized Portfolio)
Calgary	+3.2%	-6.7%	+7.4%	25.5
Edmonton	+8.9%	-2.7%	+15.2%	43.2
Ontario	+7.3%	+3.3%	+10.7%	12.0
Other Alberta	+7.9%	+13.6%	+5.3%	5.9
Saskatchewan	+1.3%	+10.2%	-3.5%	13.4
Total	+6.1%	+0.4%	+9.2%	100.0

Same-Property Results - Stabilized Portfolio
Six Months Ended June 30, 2002 vs. Six Months Ended June 30, 2001

	Rental Revenues	Rental Operating Expenses	NOI	of Total NOI (Stabilized Portfolio)

Calgary	+5.7%	+15.1%	+2.4%	25.1
Edmonton	+9.5%	+0.8%	+13.6%	44.0
Ontario	+7.4%	-3.4%	+18.9%	11.6
Other Alberta	+3.2%	+10.9%	+0.3%	6.3
Saskatchewan	+3.1%	+5.1%	+1.7%	13.1
Total	+6.9%	+3.7%	+8.6%	100.0

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Acquisition and Disposition Activity

The second quarter 2002 results include operating profits from dispositions of $1.0 million on sales of $7.5 million related to the disposition of 121 units in several smaller non-core properties. There were no dispositions in the comparable period last year.

In the second quarter of 2002, the Company completed the previously announced acquisition of a 3,100-unit portfolio located on Nuns' Island, immediately south of downtown Montreal, at a contract price of $180.2 million, including property transfer costs and other closing costs. A fair value adjustment of approximately $20 million, relating to the $109.8 million of assumed mortgage debt on the acquisition with an average interest rate of 9.25%, resulted in the total book cost of the acquisition amounting to approximately $200 million. The acquisition closed effective May 1, 2002.

Continued Financial Strength

The Company maintained its strong financial position in the quarter. Boardwalk's total mortgage debt was $1.26 billion as at June 30, 2002, up from $1.11 billion at December 31, 2001. As of June 30, 2002, the Company's debt had an average maturity of 5.0 years with a weighted average interest rate of 6.04%, and the Company's debt-to-total-market-capitalization ratio was 62.8%.

The Company's interest coverage ratio for the three month period ended June 30, 2002 increased to 1.94 times (excluding gains on sales) compared to 1.79 times in the same period last year.

Expensing of Stock Options

The Company intends to expense stock options on its financial statements starting in 2003. Management's best estimate of the impact of implementing the change today would be approximately $0.01 per share per quarter.

Outlook and Upward Revision in Earnings Guidance

Commenting on the outlook for the Company, Sam Kolias, said "Boardwalk remains well positioned to show a strong improvement in results in the current year, driven by both internal and external growth. We continue to demonstrate strong same-property performance with our portfolio which is well positioned in strong markets. Our recent acquisition of the Nuns' Island portfolio in Montreal will also continue to make a strong contribution to results for the balance of the year."

Rob Geremia, Senior Vice President and CFO, stated "With the Company's strong performance in the first half of 2002, we currently believe that we are on track to exceed our previously stated guidance for fiscal 2002. We are increasing our guidance for 2002 for FFO per share, excluding gains, to between $1.23 and $1.25, which is up from our previous guidance of $1.20 to $1.23. In addition, we continue to anticipate approximately a two cent per share FFO contribution from property sales in 2002 which would result in our expectations for total FFO per share for the year being between $1.25 and $1.27."

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company's activities during the quarter. The Second Quarter Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Second Quarter, 2002 Financial Results

We invite you to participate in the teleconference that will be held to discuss the Company's second quarter 2002 results this morning at 11:15am EST. Senior management will speak to the financial results and provide a corporate update. Presentation materials and a Supplementary Information Package for the second quarter of 2002 will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: For participation and registration for the conference call please RSVP to Investor Relations at 403-531-9255 or by email to investor(at)bwalk.com. Teleconference Dial-In Numbers: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-888-881-4892 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20020815/

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on August 22nd, 2002. You can access it by dialing 416-640-1917 and using the following passcode, 201251 followed by the pound key. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call until August 22nd, 2002.

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. Boardwalk currently owns in excess of 250 properties with approximately 29,000 units totalling approximately 25 million net rentable square feet. The company's portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.0 billion.

Additional information is available at Boardwalk's web site at www.bwalk.com. Recent investor information can be found on the Internet at http://investor.bwalk.com/.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

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Consolidated Balance Sheets
(CDN.$ Thousands)
As At

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Assets		
Revenue producing properties	$ 1,573,632	$ 1,381,541
Properties held for resale	6,883	6,630
Mortgages and accounts receivable	17,988	22,325
Other assets	16,308	14,423
Deferred financing costs	34,315	32,957
Technology	5,273	5,743
Cash and short term investments	2,060	25,672
	$ 1,656,459	$ 1,489,291
Liabilities		
Mortgages payable	$ 1,264,459	$ 1,108,406
Accounts payable and accrued liabilities	20,288	19,525
Refundable security deposits and other	10,741	10,418
Capital lease obligations	6,599	7,203
Future income taxes (NOTE 5)	61,413	58,755
	$ 1,363,500	$ 1,204,307
Shareholders' Equity		
Share capital (NOTE 2)	$ 263,313	258,202
Retained earnings	29,646	26,782
	292,959	284,984
	$ 1,656,459	$ 1,489,291

Consolidated Statement of Earnings - For the three and six months ended
(CDN.$ thousands, except per share amounts) (Unaudited)

	June 30, 2002 (6 Months)	June 30, 2001 (6 Months)	June 30, 2002 (3 Months)	June 30, 2001 (3 Months)
Revenue				
Rental income	$ 114,328	$ 100,314	$ 59,566	$ 50,347
Sales - properties held for resale	7,498	18,012	7,498	-
	$ 121,826	$ 118,326	$ 67,064	$ 50,347

Expenses				
Revenue producing properties				
Operating expenses	$ 12,558	$ 12,088	$ 6,689	6,097
Utilities	15,997	15,811	5,701	5,719
Utility rebate (NOTE 6)	(3,303)	(3,733)	(67)	(468)
Property taxes	10,919	9,678	5,713	4,868
Cost of sales - properties held for resale	6,531	10,501	6,531	-
Administration	8,929	7,829	4,540	3,945
Financing costs	36,405	33,538	19,089	16,851
Amortization	22,514	25,282	11,608	12,828
	$ 110,550	$ 110,994	$ 59,804	$ 49,840
Operating earnings before income taxes	$ 11,276	$ 7,332	$ 7,260	$ 507
Large corporations taxes	1,523	1,578	862	824
Income taxes (NOTE 5)	3,833	(2,017)	2,412	(3,211)
Net earnings for the period	$ 5,920	$ 7,771	$ 3,986	$ 2,894
Net earnings per share (NOTE 3)				
Basic	$ 0.12	$ 0.16	$ 0.08	$ 0.06
Diluted	$ 0.12	$ 0.15	$ 0.08	$ 0.06

Consolidated Statement of Retained Earnings
(CDN.$ thousands, except per share amounts) (Unaudited)
As at

	June 2002 (6 Months)	June 2001 (6 Months)
Retained earnings, beginning of period	$ 26,782	$ 47,788
Net earnings	5,920	7,771
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(579)	-
Retained earnings, end of period	$ 29,646	$ 53,063

Consolidated Statement of Cash Flows- For the three and six months ended
(CDN $Thousands, except per share amounts) (Unaudited)

Cash obtained from (applied to):	June 30, 2002 (6 Months)	June 30, 2001 (6 Months)	June 30, 2002 (3 Months)	June 30, 2001 (3 Months)
Operating activities				
Net earnings	$ 5,920	$ 7,771	$ 3,986	$ 2,894

Income taxes	3,833	(2,017)	2,412	(3,211)
Amortization	22,514	25,282	11,608	12,828
Funds from operations	32,267	31,036	18,006	12,511
Net change in operating working capital	3,538	(10,573)	426	(3,757)
Net change in properties held for resale	5,857	9,583	5,990	(111)
Total operating cash flows	41,662	30,046	24,422	8,643
Financing activities				
Issue of common shares for cash (net of issue costs)	5,584	1,455	4,472	1,416
Stock repurchase program	(1,045)	(5)	-	-
Dividends paid	(2,477)	(2,496)	-	-
Financing of revenue producing properties	100,883	71,437	15,702	38,799
Repayment of debt on revenue producing properties	(75,929)	(71,122)	(17,727)	(46,368)
Deferred financing costs	(1,854)	(1,637)	(39)	(574)
	25,162	(2,368)	2,408	(6,727)
Investing activities				
Purchase of revenue producing properties (NOTE 4)	(74,817)	(6,738)	(71,991)	-
Project improvements to revenue producing properties	(14,946)	(28,639)	(8,410)	(12,876)
Technology	(673)	(5,788)	(119)	(255)
	(90,436)	(41,165)	(80,520)	(13,131)
(Decrease) increase in cash and cash equivalents balance during period	(23,612)	(13,487)	(53,690)	(11,215)
Cash and cash equivalents, beginning of period	25,672	21,055	55,750	18,783
Cash and cash equivalents, end of period	2,060	7,568	2,060	7,568
Funds from operations per share				
Basic	0.65	0.62	0.36	0.25
Diluted	0.65	0.62	0.36	0.25
Taxes Paid	1,809	1,760	1,200	882
Interest Paid	33,487	32,293	17,095	16,246

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Notes to the Consolidated Financial Statements
For the three months and six months ended June 30, 2002

Note 1 - Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the audited financial statements.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002.

Note 2 - Share capital

(a) Issued	June 30, 2002 Number	Amount	December 31, 2001 Number	Amount
Common Shares outstanding (thousands)	49,831	$ 263,313	49,404	$ 258,202

(b) Stock options

The Corporation has a stock option plan that provides for the granting to directors, officers and associates of the Corporation options to purchase up to 10,643,636 (December 31, 2001 - 9,136,441) common shares. As at June 30, 2002, there are a total of 3,873,153 (December 31, 2001 - 3,647,834) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92 (December 31, 2001 - $9.11 to $22.92). These options expire up to March 14, 2012. All options are issued at market prices.

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	June 30, 2002		December 31, 2001	
	3 months Options	Weighted-Average Exercise Price	12 months Options	Weighted-Average Exercise Price
Outstanding at beginning of period	3,647,834	$12.60	4,399,288	$12.37
Granted	893,722	12.08	205,000	10.48
Exercised	(513,800)	10.87	(371,157)	5.63
Forfeited	(154,603)	18.37	(585,297)	14.55
Outstanding at end of period	3,873,153	$12.47	3,647,834	$12.60

Options exercisable at period end

The following table summarized information about the options outstanding at June 30, 2002:

Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price
$9.01 to $11.00	752,000	7.6	$9.37	689,800	7.6	$9.36
$11.01 to $13.00	2,021,422	6.8	11.92	1,043,700	7.5	11.86
$13.01 to $15.00	533,631	7.2	13.72	266,613	6.4	13.76
$15.01 to $17.00	379,400	5.5	16.06	241,440	4.7	16.08
$17.01 to $19.00	84,700	0.7	17.93	80,450	0.7	17.97
$19.01 to $21.00	28,000	0.7	19.73	28,000	0.7	19.73
$21.01 to $23.00	74,000	0.8	22.53	74,000	0.8	22.53
	3,873,153	6.59	$12.47	2,424,003	6.7	$12.40

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statement for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs of using the fair value method, whereby compensation costs had been recorded in net earnings, must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts (thousands except per share amounts):

	June 30, 2002 (6 months)	June 30, 2002 (3 months)
Compensation Costs	$(834,000)	$(520,000)
Net Earnings		
As reported	$5,920	$3,986
Pro forma	$5,074	$3,458
Net Earnings per Common Share		
Basic		
As reported	$0.12	$0.08
Pro forma	$0.10	$0.07
Diluted		
As reported	$0.12	$0.08
Pro forma	$0.10	$0.07

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.83%
Expected lives (years)	7-10
Expected volatility	42.64%
Dividend per share	$ 0.05

Note 3 - Per share calculations

The following table sets forth the computation of basic and diluted earnings per share with respect to (loss) earnings (CDN $ Thousands, except per share amounts).

	June 30, 2002 (6 months)	June 30, 2001 (6 months)	June 30, 2002 (3 months)	June 30, 2001 (3 months)
Numerator				
Net (loss) earnings for the period	$5,920	$7,771	$3,986	$2,894
Funds from operations	$32,253	$31,036	$17,992	$12,511
Denominator				
Denominator for basic earnings per share - weighted average shares	49,444,946	49,953,908	49,554,415	49,992,548
Effect of dilutive securities				
Stock options	442,255	222,293	646,002	222,293
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	49,887,201	50,176,201	50,200,417	50,214,841
Basic earnings per share	$0.12	$0.16	$0.08	$0.06
Diluted earnings per share	$0.12	$0.15	$0.08	$0.06
Basic FFO per share	$0.65	$0.62	$0.36	$0.25
Diluted FFO per share	$0.65	$0.62	$0.36	$0.25

Note 4 - Dispositions and Acquisitions of Revenue Producing Properties

Dispositions

	June 30, 2002 (6 months)	June 30, 2001 (6 months)	June 30, 2002 (3 months)	June 30, 2001 (3 months)
Cash received	$3,025,661	$13,312,392	$3,025,661	-
Vendor take back mortgage	500,000	4,700,000	500,000	-
Debt assumed	3,972,305	-	3,972,305	-
Total proceeds	$7,497,966	$18,012,392	$7,497,966	-
Net book value	$6,531,262	$10,501,402	$6,531,262	-
Gain on sale	$966,705	$7,510,990	$966,705	-
Units sold	121	236	121	-

Acquisitions

	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

	(6 months)	(6 months)	(3 months)	(3 months)
Cash paid	$74,817,001	$6,738,227	$71,991,341	-
Debt assumed	109,597,474	14,054,624	109,597,474	-
Shares issued	-	7,116,000	-	-
Total purchase price	184,414,475	27,908,851	181,588,815	-
Fair value adjustment to debt	19,500,000	-	19,500,000	-
Book Value	$203,914,475	$27,908,851	$201,088,815	-
Units acquired	3,160	711	3,100	

Note 5 - Future income taxes

The recovery of income taxes is computed as follows (thousands):

	6 Months, June 30, 2002	6 Months, June 30, 2001	3 Months June 30, 2002	3 months June 30, 2001
Tax expense based on expected rate of 36% (2001 - 40%)	$4,030	$2,658	$2,609	$182
Non-taxable portion of capital gains and other	(197)	(1,397)	(197)	(115)
Adjustment for change in effective tax rate	-	(3,278)	-	(3,278)
Income tax expense (recovery)	$ 3,833	$(2,017)	2,412	(3,211)

The future income tax liability is calculated as follows:

As at	June 30, 2002	December 31, 2001
Tax assets related to operating losses	$59,493	$ 52,991
Tax liabilities related to differences in tax and book basis	(120,906)	(111,746)
Future income tax liability	$(61,413)	$ (58,755)

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Note 6 - Utility Rebate

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy & Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets, to ATCO North customers in the form of a one time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

For the period ended June 30, 2001, the Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program in 2002.

Note 7 - Subsequent Events

Property Acquisitions

Subsequent to June 30, 2002 the Corporation has contracted to acquire 52 units for a purchase price of $1.85 million. The acquisition was financed through cash of $ 0.6 million and the assumption of an existing mortgage and is contracted to close in August 2002.

%SEDAR: 00004201E

-0- 08/15/2002

/For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, (403) 531-9255; Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255; Mike Hough, Senior Vice President, (416) 364-0849; Paul Moon, Director of Corporate Communications, (403) 531-9255/

(BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: ERN

-30-

CNW 08:00e 15-AUG-02





Q2

BOARDWALK

SECOND QUARTER
REPORT 2002





boardwalkvalue




Portfolio Breakdown by City
Other, AB 6.4%
Other, ON 1.1%
Windsor, ON 5.4%
Calgary, AB 16.0%
London, ON 7.8%
Montreal, QC 10.7%
Saskatoon, SK 6.9%
Regina, SK 9.2%
Edmonton, AB 36.6%

letter to shareholders

We are very pleased to report strong financial results for the second quarter of 2002, with our Funds From Operations ("FFO") per share from rental operations growing by 36% over the second quarter of 2001, representing a record quarter for the Company.

The fundamentals for the multi-family rental sector in Canada continue to be attractive with very limited new supply and low vacancy rates. Boardwalk is concentrated in strong markets, which has enabled us to deliver solid internal growth from our core portfolio.

In addition, we are very pleased with the performance to date of our Nuns' Island portfolio acquisition in Montreal, which closed during the second quarter. This acquisition, which was the largest acquisition in the Company's history, has performed very well to date and resulted in the Company being able to deliver strong external growth as well in the period.

Financial and operating highlights of the second quarter of 2002 include:

- Rental revenues of $59.6 million, an increase of 18.3% compared to $50.3 million for the three-month period ended June 30, 2001.
- Net operating income (NOI) of $41.5 million, representing a 21.7% increase from $34.1 million in the same period last year.
- Funds From Operations (FFO) of $18.0 million, an increase of 43.9% compared to $12.5 million for the three-month period ended June 30, 2001. FFO excluding gains of $17.0 million, an increase of 36.2% compared to $12.5 million for the three-month period ended June 30, 2001.
- FFO per share of $0.36 on a diluted basis, compared to $0.25 for the three-month period ended June 30, 2001. FFO per share from rental operations, which excludes gains, was $0.34 on a diluted basis, up 36.0% compared to $0.25 for the three-month period ended June 30, 2001.
- The average vacancy rate across the Company's portfolio for the second quarter of 2002 was 5.9%, down slightly from 6.2% in the second quarter of last year.
- The average monthly rent realized in the second quarter of 2002 was $712 per unit, up $49, or 7.4% from $663 per unit for the same period last year.
- Boardwalk stabilized properties (defined as properties owned for over 24 months) continued to show strong performance with "same-property" rental growth of 6.1% and NOI growth of 9.2% compared to the same period last year.

Financial and operating highlights of the first half of 2002 include:

- Rental revenues of $114.3 million, an increase of 14.0% compared to $100.3 million for the six-month period ended June 30, 2001.
- Net operating income of $78.2 million, representing a 17.6% increase from $66.5 million in the same period last year.
- FFO of $32.3 million, an increase of 4.0% compared to $31.0 million for the six-month period ended June 30, 2001. FFO excluding gains of $31.3 million, an increase of 33.0% compared to $23.5 million for the six-month period ended June 30, 2001.


Rental Revenue Growth
$800
$750
$700
$650
$600
$550
June 2001 6 months
June 2002 6 months
Occupied rent per unit – June 2002
Market rent per unit – current

- FFO per share of $0.65 on a diluted basis, compared to $0.62 for the six-month period ended June 30, 2001. FFO per share from rental operations, which excludes gains, was $0.63 on a diluted basis, up 34.0% compared to $0.47 for the six-month period ended June 30, 2001.
- The Company's stabilized properties had "same-property" rental growth of 6.9% and NOI growth of 8.6% compared to the same period last year.

Major portfolio purchase completed in Montreal
In the second quarter of 2002, the Company completed the previously announced acquisition of a 3,100-unit portfolio located on Nuns' Island, immediately south of downtown Montreal, at a contract price of $180.2 million, including property transfer costs and other closing costs.

A fair value adjustment of approximately $20 million, relating to the $109.8 million of assumed mortgage debt on the acquisition with an average interest rate of 9.25%, resulted in the total book cost of the acquisition amounting to approximately $200 million. The acquisition closed effective May 1, 2002.

We are very pleased with the performance of the Nuns' Island portfolio and have experienced a very low level of vacancy to date. We now have a strong operating platform in Montreal with our local team in place. This will enable us to look at further opportunities to expand our operations in that market over time.

Summary and outlook
Boardwalk remains well positioned to show a strong improvement in results in the current year, driven by both internal and external growth. We continue to demonstrate solid same-property performance with our portfolio, which is well positioned in strong markets. Our recent acquisition of the Nuns' Island portfolio in Montreal will also continue to make a significant contribution to results for the balance of the year.

We would like to thank you for your continued support and look forward to continuing to work towards building value for all our stakeholders.

Respectfully,

Sam Kolias
President and Chief Executive Officer

Mike Hough
Senior Vice President

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

management's discussion and analysis

The following should also be read in conjunction with the Management's Discussion and Analysis included in the Company's December 31, 2001, Financial Statements and the Notes thereto along with all other publicly posted information on the Company.

REVIEW OF OPERATIONS

Overall, the Company reported strong financial results for both second quarter of fiscal 2002, as well as for year to date. For the three months ended June 30, 2002 the Company reported FFO of $0.36 up 44% from the $0.25 reported for the three months ended June 30, 2001. For the six months ended June 30, 2002, FFO reported was $0.65, an increase of 5% from the $0.62 posted for the comparative period.

The increase posted in the current quarter is the combined results of continued strong operation performance along with the recent closing of a major acquisition of 3,100 units.

Funds From Operations (FFO) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non-cash items including Income taxes and Amortization. The amount is currently referenced on Boardwalk's Consolidated Statement of Cash Flows. The determination of this amount may differ from that of other real estate companies.

Boardwalk continues to have a diversified portfolio located in 13 different cities, and as such does not rely heavily on one specific municipal location. The majority of Boardwalk's units are located in Alberta, a province whose economy continues to lead the nation in most economic categories.

Rental operations

(CDN$ THOUSANDS, EXCEPT PER UNIT AMOUNTS)

	3 months June 2002	3 months June 2001	Change	6 months June 2002	6 months June 2001	Change
	(UNAUDITED)	(UNAUDITED)		(UNAUDITED)	(UNAUDITED)	
Rental revenue	$ 59,566	$ 50,347	18%	$ 114,328	$ 100,314	14%
Expenses						
Operating expenses	$ 6,689	$ 6,097		$ 12,558	$ 12,088	
Utilities	5,701	5,719		15,997	15,811	
Utilities rebate	(67)	(468)		(3,303)	(3,733)	
Property taxes	5,713	4,868		10,919	9,678	
	$ 18,036	$ 16,216	11%	$ 36,171	$ 33,844	7%
Average rent per month	$ 712	$ 662	7%	$ 702	$ 664	6%
Occupied rental levels	$ 757			$ 744		
Estimated market rent levels	$ 769			$ 769		

Rental revenues

Included in rental revenues are amounts pertaining to revenue generated directly from the leasing of residential locations as well as revenue generated from interest on invested cash. The amount reported as interest income represents less than 1% of total rental revenue and as such has not been reported separately. All amounts reported on a per unit basis exclude interest income.

Overall, Boardwalk's rental revenues have increased by 18% for the three months ended June 30, 2002, versus the comparative periods. The increase is the combined result of internal growth strengthened by a significant acquisition closed in the current period.

Boardwalk's estimated reported loss-to-lease, representing the difference between the estimated market rents and those occupied rents at June 30, 2002, totalled $6.2 million on an annualised basis. Over the past few quarters, the Corporation has been closing the gap between its existing rental and those reported market rents. The reader is cautioned that market rents can be very seasonal and as such will vary by quarter. The significance of this change could materially impact the amount above reported as "estimated loss to lease". The significance of this estimate is that it can be an indicator of future rental performance assuming consistent economic conditions.

Portfolio occupancy performance

In the second quarter of fiscal 2002, the Company vacancy rate declined slightly to 5.90% as compared to 6.17% for the three months ended June 30, 2001. Although on a city-by-city basis the vacancy rates are fairly consistent, there was a noted decrease in the London vacancy rate mainly the result of the continued stabilization of this portfolio. The increase in Alberta is the result of increased turnover in these projects.

	Vacancy rates					
	3 months Q2 2002	3 months Q2 2001	6 months Q2 2002	6 months Q2 2001	1 month July 2002	1 month July 2001
Calgary	9.06%	4.58%	7.70%	4.91%	7.65%	4.14%
Edmonton	4.50%	5.20%	3.98%	4.57%	4.24%	5.15%
Kitchener	3.34%	2.63%	3.09%	2.68%	2.13%	1.82%
London	4.57%	7.85%	4.68%	8.59%	3.37%	7.63%
Other	10.79%	5.59%	9.17%	4.56%	10.79%	4.55%
Regina	7.81%	9.26%	6.63%	7.67%	5.69%	8.97%
Saskatoon	6.50%	11.48%	5.81%	8.25%	4.78%	12.15%
Windsor	6.54%	5.01%	5.83%	4.51%	6.77%	5.22%
Montreal	0.19%	–	0.19%	–	0.55%	–
Grand total	5.90%	6.17%	5.37%	5.51%	5.00%	6.02%

Expenses

Operating expenses are made up of costs directly associated with the operations of the rental portfolio. Overall, operating expenses have increased by 11% as compared to those reported in the comparative period. The increase was the combined effect of increased property taxes, utilities and operating expenses associated with recently acquired properties.

Same-property results

With the significant acquisition in Montreal, Boardwalk's overall percentage of stabilized properties has decreased to 84% from the 93% reported in the first quarter. At June 30, 2002, a total of 24,216 units were classified as stabilized. The following compares the "same-store" results for the six and three months ended June 30, 2002, to the comparable period in the 2001 fiscal periods.

3 MONTHS ENDED JUNE 30, 2002	Rental revenues	Rental expenses: Utilities	Rental expenses: Other	Rental expenses: Total	NOI	% of stabilized NOI
Calgary	3.25%	(16.45%)	1.52%	(6.72%)	7.42%	25.48%
Edmonton	8.87%	0.02%	(4.90%)	(2.75%)	15.17%	43.23%
Ontario	7.28%	3.52%	3.14%	3.28%	10.74%	11.98%
Other Alberta	7.90%	2.68%	22.28%	13.56%	5.35%	5.92%
Saskatchewan	1.35%	30.14%	2.84%	10.17%	(3.51%)	13.38%
Total	6.10%	0.12%	0.59%	0.40%	9.21%	100%

6 MONTHS ENDED JUNE 30, 2002	Rental revenues	Rental expenses			NOI	% of stabilized NOI
		Utilities	Other	Total		
Calgary	5.69%	35.29%	1.06%	15.12%	2.37%	25.05%
Edmonton	9.51%	10.47%	(5.51%)	0.77%	13.61%	43.99%
Ontario	7.44%	(13.32%)	4.27%	(3.44%)	18.92%	11.58%
Other Alberta	3.17%	19.05%	6.40%	10.89%	0.31%	6.28%
Saskatchewan	3.06%	9.97%	2.49%	5.06%	1.75%	13.10%
Total	6.94%	9.74%	(0.26%)	3.69%	8.62%	100%

For the current quarter, stabilized properties posted revenue growth of 6.1% resulting in NOI growth of 9.2%. Operating results were up slightly from comparative periods.

On a year to date basis, Boardwalk's stabilized portfolio reported revenue growth of 6.9% with an expense increase of 3.7% resulting in NOI growth of 8.6%. We anticipate a slight increase in this rate during the remainder of fiscal 2002.

Administration

Boardwalk's administrative expenses increased by 15% and 14% respectively over the comparative three- and six-month periods. The increases are the combined result of real estate portfolio wage inflation, the initiation of the executive compensation plan (effective January 1, 2002, that consisted of a cash component), and the administration relating to the Montreal acquisition.

Financing costs

Financing costs have increased 13% and 9% respectively for the three and six months ended June 30, 2002. The increases are the combined result of increasing leverage on the Corporation's existing portfolio somewhat offset by lower market finance rates combined with the additional financing charges relating to the debt assumed on the Montreal acquisition.

Amortization

Overall, amortization reported for the three- and six-month period has decreased slightly from the comparative period. The decrease is mainly the result of an adjustment to the estimates of the existing non-building assets. The change in estimate was treated prospectively.

Financial position and liquidity

Total assets at June 30, 2002 were $1.66 billion as compared to $1.49 billion at December 31, 2001. During the current quarter, the Corporation decreased its cash reserves to assist in the closing of the Montreal real estate purchase. The details of this transaction can be found later in this letter.

Acquisition and disposition activity

During the second quarter of fiscal 2002, the Corporation acquired 3,100 units in Montreal, Quebec. The purchase price of the transaction was $180.2 million, including property transfer costs and other closing costs. A fair value adjustment of approximately $20 million, relating to the $109.8 million of assumed mortgage debt on the acquisition with an average interest rate of 9.25%, resulted in the total book cost of the acquisition amounting to approximately $200 million. This was funded through cash on hand and available facilities of approximately $70 million, and the assumption of approximately $110 million of existing mortgages. The property itself is situated on a ground lease maturing in 2064 with various renewal stages commencing in 2008 through 2015.

The corporation disposed of 121 non-core units in the second quarter of fiscal 2002 for a gain of approximately $1 million.

Liquidity and capital resources

The Company's financial position continues to be strong, with the overall mortgage level reported at 80% of depreciated book value and with the portfolio over 85% CMHC insured at June 30, 2002. The decrease from the 93% CMHC insured coverage at March 31, 2002, is the result of the assumption of debt on the Montreal acquisition, which is not insured. Boardwalk is currently reviewing various financing options with this property, one of which includes a full CMHC insurance coverage proposal. Currently Boardwalk has an unused operating facility with a major financial institution in the amount of $28.5 million. The Company is also expecting an additional estimated $31 million prior to the end of the fiscal year. These source of funds is the release of approved mortgage hold-backs and the refinancing of existing maturing mortgages.

The weighted average interest rate on the Company's mortgages was 6.04% as at June 30, 2002. For the current period Boardwalk's interest coverage ratio was 1.94 times. This compares to the coverage ratio of 1.79, excluding gains on property sales for the three months ended June 30, 2001. For the six months ended June 30, 2002 interest coverage, excluding gains on sales, was 1.90 as compared to 1.75 for its comparative period. The increase is the combined result of overall increased internal performance and a lower overall weighted average interest rate.

Mortgage schedule

(CDN$ THOUSANDS)

Fiscal year	Mortgage balance	Interest rate	% Maturity
2002	$ 95,449	5.15%	8%
2003	131,174	5.88%	10%
2004	98,361	5.86%	8%
2005	72,320	6.95%	6%
2006	91,856	6.36%	7%
2007	70,465	5.80%	6%
2008	362,749	5.92%	29%
2009	159,732	6.29%	13%
2010	62,453	7.36%	5%
2011	75,696	5.60%	6%
2012	11,331	8.24%	1%
Subsequent	32,874	5.87%	3%
Grand total	$ 1,264,460	6.04%	100%

Financial Outlook and Market Guidance

The second quarter of fiscal 2002 recorded strong operating results. With the closing of the Montreal acquisition combined with the strengthening of the Company's existing portfolio, Boardwalk has reported record results.

With the Company's strong performance in the first half of 2002, we currently believe that we are on track to exceed our previously stated guidance for fiscal 2002. We are increasing our guidance for 2002 for FFO per share, excluding gains, to between $1.23 and $1.25, which is up from our previous guidance of $1.20 to $1.23. In addition, we continue to anticipate approximately a two-cent per share FFO contribution from property sales in 2002, which would result in our expectations for total FFO per share for the year being between $1.25 and $1.27.

Forward-looking statements

This discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company's accounting policies and other matters detailed in the Company's filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company's Annual Report to Shareholders under the heading "Management's Discussion and Analysis". Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

Respectfully,

Roberto A. Geremia

Senior Vice President, Finance, and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(CDN$ THOUSANDS)

As at	June 30, 2002 (UNAUDITED)	December 31, 2001 (AUDITED)
Assets		
Revenue producing properties	$ 1,573,632	$ 1,381,541
Properties held for resale	6,883	6,630
Mortgages and accounts receivable	17,988	22,325
Other assets	16,308	14,423
Deferred financing costs	34,315	32,957
Technology	5,273	5,743
Cash and short-term investments	2,060	25,672
	$ 1,656,459	$ 1,489,291
Liabilities		
Mortgages payable	$ 1,264,459	$ 1,108,406
Accounts payable and accrued liabilities	20,288	19,525
Refundable security deposits and other	10,741	10,418
Capital lease obligations	6,599	7,203
Future income taxes (NOTE 5)	61,413	58,755
	$ 1,363,500	$ 1,204,307
Shareholders' equity		
Share capital (NOTE 2)	$ 263,313	$ 258,202
Retained earnings	29,646	26,782
	$ 292,959	$ 284,984
	$ 1,656,459	$ 1,489,291

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:

Sam Kolias
Director

David V. Richards
Director

CONSOLIDATED STATEMENTS OF EARNINGS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FOR THE PERIOD ENDED

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Revenue				
Rental income	$ 114,328	$ 100,314	$ 59,566	$ 50,347
Sales – properties held for resale	7,498	18,012	7,498	–
	$ 121,826	$ 118,326	$ 67,064	$ 50,347
Expenses				
Revenue-producing properties				
Operating expenses	$ 12,558	$ 12,088	$ 6,689	6,097
Utilities	15,997	15,811	5,701	5,719
Utility rebate (NOTE 6)	(3,303)	(3,733)	(67)	(468)
Property taxes	10,919	9,678	5,713	4,868
Cost of sales – properties held for resale	6,531	10,501	6,531	–
Administration	8,929	7,829	4,540	3,945
Financing costs	36,405	33,538	19,089	16,851
Amortization	22,514	25,282	11,608	12,828
	$ 110,550	$ 110,994	$ 59,804	$ 49,840
Operating earnings before income taxes	$ 11,276	$ 7,332	$ 7,260	$ 507
Large corporations taxes	1,523	1,578	862	824
Income taxes (NOTE 5)	3,833	(2,017)	2,412	(3,211)
Net earnings for the period	$ 5,920	$ 7,771	$ 3,986	$ 2,894
Net earnings per share (NOTE 3)				
Basic	$ 0.12	$ 0.16	$ 0.08	$ 0.06
Diluted	$ 0.12	$ 0.15	$ 0.08	$ 0.06

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(CDN$ THOUSANDS)

As at	6 months June 2002 (UNAUDITED)	6 months June 2001 (UNAUDITED)
Retained earnings, beginning of period	$ 26,782	$ 47,788
Net earnings	5,920	7,771
Dividends paid	(2,477)	(2,496)
Premium on share repurchases	(579)	–
Retained earnings, end of period	$ 29,646	$ 53,063

CONSOLIDATED STATEMENT OF CASH FLOWS

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)
FOR THE PERIOD ENDED

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Cash obtained from (applied to):				
Operating activities				
Net earnings	$ 5,920	$ 7,771	$ 3,986	$ 2,894
Income taxes	3,833	(2,017)	2,412	(3,211)
Amortization	22,514	25,282	11,608	12,828
Funds from operations	$ 32,267	$ 31,036	$ 18,006	$ 12,511
Net change in operating working capital	$ 3,538	(10,573)	426	(3,757)
Net change in properties held for resale	5,857	9,583	5,990	(111)
Total operating cash flows	$ 41,662	$ 30,046	$ 24,422	$ 8,643
Financing activities				
Issue of common shares for cash (net of issue costs)	$ 5,584	$ 1,455	$ 4,472	$ 1,416
Stock repurchase program	(1,045)	(5)	–	–
Dividends paid	(2,477)	(2,496)	–	–
Financing of revenue producing properties	100,883	71,437	15,702	38,799
Repayment of debt on revenue producing properties	(75,929)	(71,122)	(17,727)	(46,368)
Deferred financing costs	(1,854)	(1,637)	(39)	(574)
	$ 25,162	$ (2,368)	$ 2,408	$ (6,727)
Investing activities				
Purchase of revenue producing properties (NOTE 4)	$ (74,817)	$ (6,738)	$ (71,991)	$ –
Project improvements to revenue producing properties	(14,946)	(28,639)	(8,410)	(12,876)
Technology	(673)	(5,788)	(119)	(255)
	$ (90,436)	$ (41,165)	$ (80,520)	$ (13,131)
(Decrease) increase in cash and cash equivalents balance during period	$ (23,612)	$ (13,487)	$ (53,690)	$ (11,215)
Cash and cash equivalents, beginning of period	25,672	21,055	55,750	18,783
Cash and cash equivalents, end of period	$ 2,060	$ 7,568	$ 2,060	$ 7,568
Funds from operations per share				
Basic	$ 0.65	$ 0.62	$ 0.36	$ 0.25
Diluted	$ 0.65	$ 0.62	$ 0.36	$ 0.25
Taxes Paid	$ 1,809	$ 1,760	$ 1,200	$ 882
Interest Paid	$ 33,487	$ 32,293	$ 17,095	$ 16,246

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

notes to the consolidated financial statements

For the three months and six months ended June 30, 2002

(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with the recommendations of the handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook") and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC") and are consistent with those used in the audited consolidated financial statements as at and for the year ended December 31, 2001. The interim financial statements should be read in conjunction with the audited financial statements.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Due to seasonality, the operating results for the six months ended June 30, 2002, are not necessarily indicative of the results that may be expected for the full year ended December 31, 2002.

2. SHARE CAPITAL

(a) Issued

	June 30, 2002		December 31, 2001	
	Number	Amount	Number	Amount
Common shares outstanding (THOUSANDS)	49,831	$ 263,313	49,404	$ 258,202

(b) Stock options

The Corporation has a stock option plan that provides for the granting to directors, officers and associates of the Corporation options to purchase up to 10,643,636 (December 31, 2001 – 9,136,441) common shares. As at June 30, 2002, there are a total of 3,873,153 (December 31, 2001 – 3,647,834) options outstanding to directors, officers and associates. The exercise prices range from $9.11 to $22.92 (December 31, 2001 – $9.11 to $22.92). These options expire up to March 14, 2012. All options are issued at market prices.

	June 30, 2002		December 31, 2001	
	3 months options	Weighted-average exercise price	12 months options	Weighted-average exercise price
Outstanding at beginning of period	3,647,834	$ 12.60	4,399,288	$ 12.37
Granted	893,722	12.08	205,000	10.48
Exercised	(513,800)	10.87	(371,157)	5.63
Forfeited	(154,603)	18.37	(585,297)	14.55
Outstanding at end of period	3,873,153	$ 12.47	3,647,834	$ 12.60

Options exercisable at period end

The following table summarized information about the options outstanding at June 30, 2002:

	Options outstanding			Options exercisable		
Range of exercise prices	Number outstanding	Weighted-average remaining contract life (years)	Weighted-average exercise price	Number exercisable	Weighted-average remaining contract life (years)	Weighted-average exercise price
$9.01 to $11.00	752,000	7.6	$ 9.37	689,800	7.6	$ 9.36
$11.01 to $13.00	2,021,422	6.8	$ 11.92	1,043,700	7.5	$ 11.86
$13.01 to $15.00	533,631	7.2	$ 13.72	266,613	6.4	$ 13.76
$15.01 to $17.00	379,400	5.5	$ 16.06	241,440	4.7	$ 16.08
$17.01 to $19.00	84,700	0.7	$ 17.93	80,450	0.7	$ 17.97
$19.01 to $21.00	28,000	0.7	$ 19.73	28,000	0.7	$ 19.73
$21.01 to $23.00	74,000	0.8	$ 22.53	74,000	0.8	$ 22.53
	3,873,153	6.59	$ 12.47	2,424,003	6.7	$ 12.40

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statement for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs of using the fair value method, whereby compensation costs had been recorded in net earnings, must be disclosed. If the fair value method had been used, the Company's net earnings and net earnings per share would approximate the following pro forma amounts:

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	6 months June 30, 2002	3 months June 30, 2002
Compensation Costs	$ (846,000)	$ (528,000)
Net Earnings		
As reported	$ 5,920	$ 3,986
Pro forma	$ 5,074	$ 3,458
Net Earnings per Common Share		
Basic		
As reported	$ 0.12	$ 0.08
Pro forma	$ 0.10	$ 0.07
Diluted		
As reported	$ 0.12	$ 0.08
Pro forma	$ 0.10	$ 0.07

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.83%
Expected lives (years)	7-10
Expected volatility	42.64%
Dividend per share	$ 0.05

3. PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to (loss) earnings.

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Numerator				
Net (loss) earnings for the period	$ 5,920	$ 7,771	$ 3,986	$ 2,894
Funds from operations	$ 32,253	$ 31,036	$ 17,992	$ 12,511
Denominator				
Denominator for basic earnings per share – weighted average shares	49,444,946	49,953,908	49,554,415	49,992,548
Effect of dilutive securities				
Stock options	442,255	222,293	646,002	222,293
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	49,887,201	50,176,201	50,200,417	50,214,841
Basic earnings per share	$ 0.12	$ 0.16	$ 0.08	$ 0.06
Diluted earnings per share	$ 0.12	$ 0.15	$ 0.08	$ 0.06
Basic FFO per share	$ 0.65	$ 0.62	$ 0.36	$ 0.25
Diluted FFO per share	$ 0.65	$ 0.62	$ 0.36	$ 0.25

4. DISPOSITIONS AND ACQUISITIONS OF REVENUE PRODUCING PROPERTIES

Dispositions

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Cash received	$ 3,026	$ 13,312	$ 3,026	–
Vendor take back mortgage	500	4,700	500	–
Debt assumed	3,972	–	3,972	–
Total proceeds	$ 7,498	$ 18,012	$ 7,498	–
Net book value	$ 6,531	$ 10,501	$ 6,531	–
Gain on sale	$ 967	$ 7,511	$ 967	–
Units sold	121	236	121	–

Acquisitions

(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Cash paid	$ 74,81	$ 6,738	$ 71,991	–
Debt assumed	109,597	14,055	109,597	–
Shares issued	–	7,116	–	–
Total purchase price	184,414	27,909	181,589	–
Fair value adjustment to debt	19,500	–	19,500	–
Book value	$ 203,914	$ 27,909	$ 201,089	–
Units acquired	3,160	711	3,100	–

5. FUTURE INCOME TAXES

The recovery of income taxes is computed as follows:

(CDN$ THOUSANDS)

	6 months June 30, 2002	6 months June 30, 2001	3 months June 30, 2002	3 months June 30, 2001
Tax expense based on expected rate of 36% (2001 – 40%)	$ 4,030	$ 2,658	$ 2,609	$ 182
Non-taxable portion of capital gains and other	(197)	(1,397)	(197)	(115)
Adjustment for change in effective tax rate	–	(3,278)	–	(3,278)
Income tax expense (recovery)	$ 3,833	$ (2,017)	$ 2,412	$ (3,211)

The future income tax liability is calculated as follows:

As at	June 30, 2002	December 31, 2001
Tax assets related to operating losses	$ 59,493	$ 52,991
Tax liabilities related to differences in tax and book basis	(120,906)	(111,746)
Future income tax liability	$ (61,413)	$ (58,755)

6. UTILITY REBATE

As of March 2, 2002, ATCO Gas, the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy & Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets, to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

For the period ended June 30, 2001, the Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001, (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program in 2002.

7. SUBSEQUENT EVENTS

Property acquisitions

Subsequent to June 30, 2002 the Corporation has contracted to acquire 52 units for a purchase price of $1.85 million. The acquisition was financed through cash of $ 0.6 million and the assumption of an existing mortgage and is contracted to close in August 2002.

corporateinformation

EXECUTIVE OFFICES

Calgary
First West Professional Building
Suite 200, 1501 – 1 Street SW
Calgary, Alberta T2R OW1
Telephone: 403.531.9255
Facsimile: 403.531.9565
Website: www.bwalk.com

Toronto
141 Adelaide Street West
Suite 220
Toronto, Ontario M5H 3L5
Telephone: 416.364.0849
Facsimile: 416.866.2156

OFFICERS AND MANAGEMENT

R. Douglas Biggs
Vice President, Legal Affairs

William Chidley
Senior Vice President,
Corporate Development

John Dill
Vice President, Eastern Acquisitions

Roberto A. Geremia
Senior Vice President, Finance,
and Chief Financial Officer

Michael Guyette
Vice President, Technology

Mike Hough
Senior Vice President

Sam Kolias
President and Chief Executive Officer

Van Kolias
Senior Vice President, Quality Control

Shaun Renneberg
Vice President, Capital Projects

Kevin P. Screpnechuk
Senior Vice President, Rental Operations

SOLICITORS

Stikeman Elliott
4300 Bankers Hall West
888 – 3 Street SW
Calgary, Alberta
T2P 5C5

Butlin Oke Roberts & Nobles
100, 1501 – 1 Street SW
Calgary, Alberta
T2R OW1

BANKERS

TD Canada Trust
340 – 5 Avenue SW
Calgary, Alberta
T2P 2P6

AUDITORS

Deloitte & Touche LLP
3000, 700 – 2nd Street SW
Calgary, Alberta
T2P 0S7

REGISTRAR AND TRANSFER AGENT

ComputershareTrust
Company of Canada
600, 530 – 8 Avenue SW
Calgary, Alberta T2P 3S8

STOCK EXCHANGES

The Toronto Stock Exchange
The New York Stock Exchange

INVESTOR AND SHAREHOLDER INFORMATION

Investor Relations
Telephone: 403.531.9255
Facsimile: 403.261.9269
Website: investor.bwalk.com
Email: investor@bwalk.com

Paul Moon
Director of Corporate Communications

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